Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Mining Announces Letter of Intent to Sell the Coricancha Mine in Peru

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, September 13, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”) announces that it has signed a non-binding Letter of Intent (the “LOI”) with Newrange Gold Corp. (“Newrange”) to sell 100% of the Company’s Peruvian subsidiaries, Great Panther Silver Peru S.A.C. and Great Panther Coricancha S.A.C., which hold the Coricancha Mine in Peru, for a total purchase price of US$750,000 (the “Transaction”) payable in cash.

Coricancha, located in the central Andes of Peru approximately 90 kilometres east of Lima, is a past producing mine with an extensive land package in the prolific Central Polymetallic Belt in Peru. The project is currently in care and maintenance and includes an operational 600 tonne per day mill, an underground mine and supporting infrastructure.

Completion of the Transaction is subject to certain conditions including, but not limited to, the completion of definitive documentation, completion of financing by Newrange and receipt by the Company and Newrange of all necessary third-party consents and approvals, including the approval of the Company’s proposal trustee, the court in the Company’s proposal proceedings and, in the case of Newrange, the approval of the TSX Venture Exchange.

ABOUT GREAT PANTHER

Great Panther Mining is a precious metals producer focused on the operation of the Tucano Gold Mine in Brazil where the Company controls a land package covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt. Great Panther is listed on the Toronto Stock Exchange under the symbol GPR and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements include but are not limited to statements regarding the terms and completion of the Transaction, including the completion of definitive documentation, Newrange’s ability to obtain financing and the receipt of all necessary third-party consents and approvals.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant procedural, operational, business, economic and regulatory risks and uncertainties, including the risk that the Company will not be able to successfully negotiate definitive documentation for the Transaction, the risk that certain conditions precedent to completion of the Transaction will not be satisfied and risks related to the Company’s previously announced restructuring process and its impact on the Company’s operations and financial conditions and uncertainty regarding the ability to obtain protection against all collection and enforcement actions during the judicial reorganization proceedings.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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